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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandon Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5101 Wheelis Road, Suite 112
(No. and Street)

Memphis (City) TN (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Brandon (901) 324-6600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hill and Ellzey, PC
(Name – *if individual, state last, first, middle name*)

5112 Stage Rd #3 (Address) Memphis (City) TN (State) 38134-3164 (Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 21 2003 WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, E. Denby Brandon, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandon Investments, Inc., as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

My Commission Expires Nov. 29, 2004

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDON INVESTMENTS, INC

FINANCIAL STATEMENTS

December 31, 2002

Hill & Ellzey, P.C.
Certified Public Accountants

Brian C. Hill, CPA
Randal E. Ellzey, CPA, CFP
J. Wayne Vanderford, CPA
Ellis J. Hill, CPA

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors
Brandon Investments, Inc.
Memphis, Tennessee

We have examined management's assertion, included in its representation letter dated January 16, 2003, that Brandon Investments, Inc. maintained an effective internal control over financial reporting as of December 31, 2002. Our responsibility is to express an opinion on Management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion is fairly stated, in all material respects, based on criteria established in Internal Control-integrated Framework issued by the Committee of Sponsoring organizations of the Treadway Commission. (COSO)

We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended solely for the information and use of the board of directors and management of Brandon Investments, Inc., the Tennessee Department of Commerce and Insurance-Securities Division, and the NASD and should not be used for any other purpose.

Hill & Ellzey, PC
Hill & Ellzey, PC
January 20, 2003

Stage Woods Office Park • 5112 Stage Road, Suite 3 • Memphis, TN 38134-3164 • (901) 388-3496 Phone • (901) 385-7517 Fax • CPAS@CPAMEMPHIS.COM Email

Hill & Ellzey, P.C.
Certified Public Accountants

Brian C. Hill, CPA
Randal E. Ellzey, CPA, CFP
J. Wayne Vanderford, CPA
Ellis J. Hill, CPA

Independent Auditor's Report

Board of Directors
Brandon Investments, Inc.
Memphis, Tennessee

We have audited the accompanying balance sheet of Brandon Investments, Inc. as of December 31, 2002, and the related statements of income and expenses, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandon Investments, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6, 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill & Ellzey PC

HILL & ELLZEY, PC
Certified Public Accountants

Memphis, Tennessee
January 20, 2003

Stage Woods Office Park • 5112 Stage Road, Suite 3 • Memphis, TN 38134-3164 • (901) 388-3496 Phone • (901) 385-7517 Fax • CPAS@CPAMEMPHIS.COM Email

Brandon Investments, Inc.

BALANCE SHEET

December 31, 2002

BALANCE SHEET

CURRENT ASSETS		
Cash and cash equivalents	$ 238,754	
Accounts receivable	20,722	
Prepaid expenses	8,088	
Total current assets		$ 267,564
FIXED ASSETS		
Furniture, fixtures and equipment	$ 88,410	
Less accumulated depreciation	82,531	
Total fixed assets - net		5,879
OTHER ASSETS		
Due from affiliate	$ 83,253	83,253
TOTAL ASSETS		$ 356,696

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 1,507	
Accrued payroll taxes	40	
Total current liabilities		$ 1,547
OTHER LIABILITIES		
Deferred income taxes		4,661
Total liabilities		$ 6,208
STOCKHOLDERS' EQUITY		
Common stock - authorized, issued and outstanding 100 shares, no par value	$ 4,996	
Retained earnings	345,492	
Total stockholders' equity		350,488
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 356,696

See notes to financial statements.

Brandon Investments, Inc.

STATEMENT OF INCOME AND EXPENSES

Year Ended December 31, 2002

INCOME		
Commissions	$ 634,676	
Dividends and other income	2,730	
Total income		$ 637,406
EXPENSES		
Advertising & Promotion	$ 3,550	
Automobile expense	4,004	
Contributions	50	
Miscellaneous Expense	15,094	
Dues and publications	7,318	
Entertainment	2,783	
Insurance	62,559	
Office supplies and expense	23,282	
Postage	5,415	
Depreciation	4,026	
Professional services	7,570	
Profit sharing	121,000	
Rent	41,903	
Salaries	655,468	
Taxes	36,218	
Telephone	5,134	
Travel	15,912	
Reimbursed by affiliate (Note 3)	(340,893)	
Total expense		670,393
NET INCOME BEFORE INCOME TAXES		$ (32,987)
PROVISION FOR INCOME TAXES		
Current		
State	$ 833	
Federal	-0-	
Deferred	(391)	
Total provision for income taxes		442
NET INCOME (LOSS) FOR THE YEAR		$(33,429)

See notes to financial statements.

Brandon Investments, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2002

	Common Stock		
	Number of shares	Amount	Retained Earnings
Balance December 31, 2001	100	$ 4,996.22	$378,921
Net income(loss)for the year			(33,429)
Balance December 31, 2002	100	$ 4,996.22	$345,492

See notes to financial statements.

Brandon Investments, Inc.

STATEMENT OF CASH FLOWS

Increase (Decrease) in Cash and Cash Equivalents

Year Ended December 31, 2002

Cash flows from operating activities:		
Net income (loss)		$ (33,429)
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in deferred income taxes	$ (391)	
Depreciation	4,026	
Changes in operating assets and liabilities:		
Decrease in accounts receivable	9,518	
Decrease in prepaid expenses	7,291	
Decrease in due from affiliate	5,949	
Decrease in accounts payable	(79)	
Increase in accrued taxes	6	
Total adjustments to net Income		26,320
Net cash provided by operating activities		$(7,109)
Cash flows from investing activities-purchase of equipment		(1,503)
Net Increase in Cash and Cash Equivalents		$(8,612)
Cash and Cash Equivalents December 31, 2001		247,366
Cash and Cash Equivalents December 31, 2002		$238,754

See notes to financial statements.

Brandon Investments, Inc.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2002

Subordinated liabilities December 31, 2001	$	.00
Subordinated liabilities December 31, 2002	$	.00

See notes to financial statements.

Brandon Investments, Inc.

COMPUTATION OF NET CAPITAL

December 31, 2002

NET CAPITAL		
Stockholders' equity		$350,488
Add:		
Deferred income taxes		4,661
Total capital and allowable liabilities		355,149
Deductions:		
Fixed assets - net	$ 5,879	
Prepaid expenses	8,088	
Non-allowable assets - other	83,253	97,220
Net capital before haircuts		257,929
Haircuts on securities		
Money market account		4,545
NET CAPITAL		$253,384
MINIMUM NET CAPITAL REQUIREMENT		$ 5,000
AGGREGATED INDEBTEDNESS		
Accounts payable and accrued expenses		$ 1,547
Percentage of aggregated indebtedness to net capital		164 to 1

See notes to financial statements.

Brandon Investments, Inc.

RECONCILIATION WITH COMPANY COMPUTATION

December 31, 2002

Reconciliation of Net Capital	
Net capital as reported in Company FOCUS Report	$ 232,546
Add:	
Decrease in allowable assets	
Accounts receivable & other assets	$ 25,499
Deduct:	
Increase in aggregate indebtedness	
Decrease in accrued expense	(4,661)
NET CAPITAL	$253,384
Reconciliation of Aggregate Indebtedness	
Aggregate indebtedness as reported in Company's FOCUS Report	$ 6,208
Add/Deduct:	
Decrease in accrued expenses	$ (4,661)
Aggregate indebtedness	$ 1,547

See notes to financial statements.

Brandon Investments, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Brandon Investments, Inc. was organized on July 16, 1982 as a support organization of its affiliate corporation, Brandon Financial Planning, Inc. The company sells securities, life insurance, annuities, and other types of investments that would be recommended by its affiliate. The company derives its income from commissions on those sales.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

For the purposes of the statement of cash flows, the company considers cash equivalents to include all highly liquid temporary interest-bearing deposits having an original maturity of three months or less.

Deferred income taxes are provided for the timing differences between financial statement and income tax reporting.

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using accelerated methods.

NOTE 2:RELATED PARTIES

Substantial managerial services, office facilities, and other benefited are provided by the company to Brandon Financial Planning, Inc., which is affiliated with the company through common ownership and control. There were no financial transactions between the companies except as outlined in Note 3.

Brandon Investments, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 3: ADMINISTRATIVE OVERHEAD REIMBURSEMENT

This income item represents an allocation of the costs incurred by the company, as explained in Note 2 above. Many of the items of expense overlap between the two corporation, making it virtually impossible to separate them without cumbersome and time consuming time and/or other records. The allocations are based on percent of total income, which appears reasonable, according to management.

NOTE 4: PENSION PLAN

Brandon Investments, Inc. maintains a profit sharing plan for all eligible employees. Employees are eligible to participate in the plan upon attaining the age of 21 years, and completing 12 months active service. Vesting begins with the second year of service and participants become fully vested after six years. Contributions, based on established percentages of eligible paid compensation, amounted to $ 121,000 in 2002.